Exhibit 99.6

ZenaTech Expands Drone-as-a-Service (DaaS) Exterior Building Power Washing to Dubai Tapping into a Global Drone Cleaning Services Market Growing to USD 13 Billion by 2030

Vancouver, British Columbia, (May 13, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it is expanding its United Arab Emirates (UAE) presence by establishing a new office to sell Drone-as-a-Service (DaaS) offerings based in Dubai. Initially this office will focus on delivering drone-powered cleaning services for building exteriors using the IQ Square drone tethered to a water pipe and electrical cord. The company is currently obtaining a permit from the Dubai Civil Aviation Authority to begin power wash testing and operations. Supporting this expansion, ZenaTech will hire two business development managers and up to four additional drone pilots, with drones supplied from its subsidiary ZenaDrone which has a manufacturing hub in nearby Sharjah.

The global drone power washing market falls under a broader drone cleaning services market category that was valued at approximately USD 4.36 billion in 2023 and is projected to reach USD 13.2 billion by 2030, growing at a compound annual growth rate (CAGR) of almost 17% according to market analyst Valuates Reports, fueled by increasing demand for safe, efficient and cost-effective maintenance solutions.

“With rising demand for tech-enabled and efficient maintenance solutions, whether for power washing buildings, renewable energy assets, or public spaces, we believe AI-powered drones will bring new safety standards, cost-efficiency, and greater environmental sustainability to maintenance tasks. UAE’s openness to innovative technology makes it an ideal launchpad for these DaaS solutions that we hope to expand to all seven emirates in addition to the US and Europe,” said CEO Shaun Passley, Ph.D.

Dubai has one of the highest densities of skyscrapers in the world, with over 250 skyscrapers over 150 meters tall, and a challenging climate marked by frequent sandstorms, making it an ideal location for drone-powered cleaning services. This is further underscored by the city’s regulations mandating regular window cleaning for buildings exposed to the pervasive sand and dust.

The ZenaDrone IQ Square is an advanced AI-powered autonomous drone with a footprint of 40X40 and 50X50 inches in size, in a rotary VTOL (Vertical Takeoff and Landing) design. It is designed to perform visual-line-of-sight land surveys, various types of inspections and surveillance applications, power washing applications using a tethered water and power supply, and reconnaissance missions required for defense applications. Equipped to use interchangeable state-of-the-art cameras, sensors, and attachments, the IQ Square can carry a payload of up to seven kilograms and offers a flight time of approximately 20 minutes when using its battery that can be autonomously recharged through landing on a charging pad.

ZenaTech’s DaaS business incorporating the ZenaDrone 1000 and the IQ series of multifunction drones, provides a variety of cost-effective and accessible solutions through an Uber-like business model paid for on a regular subscription or pay-per-use basis. The business model offers customers such as government agencies, farmers, real estate developers, or business owners reduced upfront costs and convenience ─ there is no need to purchase drone hardware and software, find a drone pilot, manage maintenance and operation, or acquire regulatory approvals. The model also offers scalability to use more often or less often based on business needs.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model for convenient pay-per-use drone services that innovate legacy manual tasks.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.